Exhibit 99.1

Turbo Energy Announces Results of 2024 Annual

General Meeting of Shareholders

VALENCIA, Spain – (Globe Newswire) – June 26, 2024 – Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a leader in the field of photovoltaic energy storage, today announced that the following proposals were approved at its 2024 Annual General Meeting of Shareholders held on June 25, 2024 in Valencia, Spain:

1.	To elect seven persons to the Board of Directors of the Company, each to serve until the next annual general meeting of shareholders, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal;

2.	To ratify the appointment of TAAD, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024;

3.	To assess and, where appropriate, approve the individual annual accounts (balance sheet, profit and loss account, statement of changes in equity for the year, cash flow statement and notes to the annual accounts), as well as the management report, as required under the Spanish law;

4.	To examine and, where appropriate, approve the individual annual accounts’ proposed results allocation, as required under the Spanish law;

5.	To examine and, where appropriate, approve the management of the Company by the Board of Directors (the Board”) for the fiscal year ended December 31, 2023, as required under the Spanish law;

6.	To examine and, where appropriate, approve the delegation to the Board of the power to carry out capital increases, within the limit provided for in Article 297.1.b of the Spanish Companies Act, up to half of the share capital at the date of the authorization, within the legal period of one year from the date of this Annual Meeting, with the possibility of carrying out the increase on one or more occasions and with the power to exclude the right of subscription in whole or in part, in accordance with the provisions of Article 506 of the Spanish Companies Act. This delegation to increase the share capital excluding subscription rights may not exceed twenty percent of the Company’s share capital.

7.	To examine and, where appropriate, provide approval to authorize, as the case may be, the Board for a non-extendable period of one year, pursuant to the provisions of Article 319 of the Commercial Registry Regulations and 511 of the Spanish Companies Act, and on one or more occasions, to issue bonds or bonds convertible and/or exchangeable for shares of the Company, including instruments of a similar nature, convertible or exchangeable for shares of the Company, or which may directly or indirectly entitle the Board to subscribe shares of the Company, including warrants, with express powers to exclude pre-emptive subscription rights in issues, with the Board being empowered to set the conditions thereof, in accordance with the conversion bases agreed by the shareholders’ meeting, and to proceed with the capital increases required for their conversion, excluding the shareholders’ pre-emptive rights, provided that when exercising the delegation, the mandatory reports required by current legislation are submitted, both by the Board itself and by the Independent Auditor appointed if necessary. The maximum amount of the issues authorized under said delegation may not exceed the global amount of 60,000,000 Euros, nor may the individual issue in each case require the simultaneous approval of a capital increase of more than twenty percent of the total capital resulting therefrom. Furthermore, in the event that the pre-emptive subscription right is excluded from the issues, the maximum number of shares into which the bonds issued or instruments of a similar nature may be converted may not exceed twenty percent of the number of shares comprising the share capital at the time of the authorization; and

8.	To approve the granting of powers for the execution and notarization of resolutions; and to execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Annual Meeting, including the correction or rectification, if necessary.

The complete text of the proposals and related background are set forth in the proxy statement filed by the Company with the U.S. Securities and Exchange Commission on June 4, 2024.

About Turbo Energy, S.A.

Headquartered in Valencia, Spain and listed on The Nasdaq Capital Market under the ticker TURB, Turbo Energy is a leader in photovoltaic energy storage technology managed through Artificial Intelligence (“AI”). The Company’s goal is to develop innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of AI and advanced technology, Turbo Energy is paving the way for a more sustainable and energy-efficient future. For more information, visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Office: (646) 893-5835
Email: info@skylineccg.com